KOFFMAN KALEF LLP
BUSINESS LAWYERS

June 15, 2020

TO: Vizsla Resources Corp.
British Columbia Securities Commission (as Principal Regulator)
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Re: Vizsla Resources Corp. (the "Company")
Short-Form Prospectus dated June 15, 2020 (the "Prospectus")

We hereby consent to (i) being named in the Prospectus; and (ii) the Company's use and reference in the Prospectus of our opinions contained under the section titled "Eligibility for Investment" in the Prospectus (the "**Opinions**").

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are (i) derived from the Opinions; and (ii) within our knowledge as a result of the services we performed in connection with the Opinions.

Yours truly,

KOFFMAN KALEF LLP

Koffman Kalef LLP